Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

					Nine Months
					Ended
					September 30,
	2002	2003	2004	2005	2006
	(in thousands)
Earnings
Income From Continuing Operations *	105,882	104,958	112,658	138,639	109,474
Fixed Charges	73,381	93,294	80,695	93,414	75,322
Distributed Income of
Equity Investment	30,938	28,003	47,213	37,085	26,546
Capitalized Interest	(4,345)	(5,290)	(4,227)	(6,759)	(8,120)
Total Earnings	205,856	220,965	236,339	262,379	203,222

Fixed Charges
Interest Expense	66,192	84,250	72,053	81,861	63,522
Capitalized Interest	4,345	5,290	4,227	6,759	8,120
Rental Interest Factor	2,844	3,754	4,415	4,794	3,680
Total Fixed Charges	73,381	93,294	80,695	93,414	75,322

Ratio: Earnings / Fixed Charges	2.81	2.37	2.93	2.81	2.70

*  Excludes discontinued operations, gain on sale of assets and undistributed equity earnings.